Exhibit 99.1

Vermilion Energy Inc. Provides Updated Corporate Presentation Highlighting Duvernay Land Position

CALGARY, Aug. 10, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) is pleased to inform investors that an updated corporate presentation highlighting Vermilion's recently announced Duvernay land position has been posted on the Company's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

As part of its focused New Growth initiative, Vermilion has invested a cumulative $84 million since early 2011 to acquire undeveloped lands in Canada with prospective exposure to emerging shale oil and liquids-rich gas resource opportunities.  To date, the Company has actively acquired a total of 408.5 net sections of undeveloped land in Canada.  As a result of these acquisitions, the Company now holds several large and contiguous land blocks with prospective exposure to emerging resource plays in Canada including 227 net sections of largely contiguous lands on the Duvernay trend in the Greater Edson area.

Vermilion's Duvernay land position extends across the full breadth of the liquids-rich gas fairway and, if successful, is expected to provide condensate yields of between 30 and 300 barrels per million cubic feet.  The Company is currently testing its first vertical appraisal well.  A significant portion of Vermilion's Duvernay rights underlie the Company's Cardium development area which is expected to yield significant cost advantages that will be further enhanced by the plays proximity to Vermilion's extensive pipeline and processing infrastructure.  The Company will also look to leverage extensive pre-existing 3D seismic coverage in its evaluation and testing of the resource.

As established during development of its Cardium resource, the Company's competitive advantage will arise from its demonstrated ability to effectively manage full-cycle development costs and optimize productivity as Vermilion progresses from the initial evaluation stages to potential commercial development of the Duvernay resource play.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia.  Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  In addition, Vermilion currently pays a monthly dividend of Canadian $0.19 per month per share.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders.  Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

Image with caption: "Vermilion Energy's Duvernay Land Position (CNW Group/Vermilion Energy Inc.)". Image available at: http://photos.newswire.ca/images/download/20120810_C6219_PHOTO_EN_16773.jpg

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 10-AUG-12